David H. Roberts +1 617 570 1039 DRoberts@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 21, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Cottonwood Multifamily Opportunity Fund, Inc. (f/k/a Cottonwood Multifamily Development REIT I, Inc.) Draft Offering Statement on Form 1-A

Submitted June 23, 2017
CIK No. 0001680657

Dear Ms. Gowetski:

This letter is submitted on behalf of Cottonwood Multifamily Opportunity Fund, Inc. (f/k/a Cottonwood Multifamily Development REIT I, Inc.), (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 20, 2017 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (CIK No. 0001680657) filed with the Commission on June 23, 2017, relating to the Company’s offering of common stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

General

1.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully submits that it does not have a share repurchase program in place. However, the Company will ensure that any future share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters.

2.	Please be advised that you are responsible for analyzing the applicability of Regulation M to your redemption program. We urge you to consider all the elements of your redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 2

In response to the Staff’s comment, the Company respectfully submits that it does not have a redemption program in place. However, the Company will ensure that any future redemption program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Prospectus Cover Page

3.	We refer to the disclosure in the second bullet point where you state that you are not required to effectuate a liquidity event until June 30, 2025 and your disclosure on page 21 regarding your liquidity strategy. We further refer to Article XII of your charter filed as Exhibit 2.1 which indicates that you will terminate on December 31, 2024. Please reconcile your disclosure or tell us why the dates are different.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

Response to Comment No. 3

In response to the Staff’s comment, the Company will file an updated charter to revise the termination date in Article XII to be June 30, 2025.

Distribution Policy, page 10

4.	Although we note your disclosure on page 10 that you may pay distributions in anticipation of cash flow from operations, please revise your disclosure to clarify, if true, that you may pay distributions in excess of earnings and cash flow from operations and may use offering proceeds to fund such distributions.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure on page 10 to clarify that it may pay distributions in excess of earnings and cash flow from operations and that it may use offering proceeds to fund such distributions.

Joint Ventures with Cottonwood Residential, page 12

5.	Although we note your disclosure on page 12, please revise your Cottonwood Joint Ventures section, or elsewhere as applicable, to provide an example of how cash from each joint venture will be distributed. Please revise to clarify whether any current agreements with your sponsor or its affiliates govern the terms of these joint ventures.

Response to Comment No. 5

In response to the Staff’s comment, the Company has included an example of how cash from each joint venture will be distributed on pages 14-15. In addition, the Company has revised its disclosure to clarify that there are no current agreements with the Company’s sponsor or its affiliates that govern the terms of these joint ventures.

Distributions from the Cottonwood Joint Ventures, page 12

Estimated Use of Proceeds, page 61

6.	We refer to footnote 3. Please revise your disclosure to clarify, if true, the amount and nature of the fees your sponsor and its affiliates will receive pursuant to these certain contracts are detailed in the Management Compensation section. Also revise your disclosure, where applicable, to provide the material terms of those certain contracts, including how the terms of the contracts relate to the fees your sponsor is paying in this offering.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

Response to Comment No. 6

In response to the Staff’s comment, the Company respectfully directs the Staff to the Management Compensation section and the row titled “Fees from Other Services – Affiliates of Cottonwood Capital Property Management II, LLC” on page 76 for details regarding the nature and estimated amounts of the potential fees payable to the sponsor’s affiliates. As of the date of this letter, the Company has not entered into contracts with its affiliates for the provision of services; however, the Company has filed forms of the Asset Management Agreement and Property Management Agreement and the details of those agreements are described in the Offering Statement. Also, as disclosed in the Offering Statement, any such additional agreement for services with affiliates of the sponsor will be made on market terms and rates.

Management Compensation, page 69

7.	We note your disclosure that you will reimburse Cottonwood Capital Property Management II, LLC for their costs in providing services. We further note your disclosure on page 66 that you do not intend to pay your board members or officers any compensation for serving. Please revise your disclosure where applicable to clarify whether you will reimburse your sponsor or manager for the salaries and benefits to be paid to your executive officers.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure in “Management Compensation” on page 73 to clarify that the Company will not reimburse its manager for the salaries and benefits to be paid to the Company’s executive officers in connection with services for which our manager receives fees.

Exhibit 15.1, Prior Performance Tables

8.	We note your disclosure that you have not included Table I and Table V because the information contained in those tables is not applicable to the prior programs. Please tell us why you believe these tables are not applicable.

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

Response to Comment No. 8

Securities Act Industry Guide 5 provides that Table I should include information relating only to public programs of which closed in the most recent three years.  The Company respectfully submits that the sponsor has not sponsored any program of which closed in the most recent three years.  Thus, the information contained in Table I is not applicable to the prior programs. Additionally, Securities Act Industry Guide 5 provides that Table V should include information relating only to public programs with similar investment objectives to those of the Company.  The Company respectfully submits that the sponsor has not sponsored any program with similar investment objectives to those of the Company.  Thus, the information contained in Table V is not applicable to the prior programs.

Additionally, the Company respectfully notes that this disclosure is consistent with the disclosure in the offering statements provided by two programs previously sponsored by the Company’s sponsor and qualified by the Staff.

9.	Please revise your disclosure to provide distribution data per $1,000 invested, including the source of distributions from operations, financing, sales, and offering proceeds, or tell us why this information is not material.

Response to Comment No. 9

The Company believes that distribution data per $1,000 invested, including the source of distributions from operations, financing, sales, and offering proceeds is not material disclosure.

Additionally, the Company respectfully notes that this disclosure is consistent with the disclosure in the offering statements provided by two programs previously sponsored by the Company’s sponsor and qualified by the Staff.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

August 21, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 570-1039 or Gregg Christensen at (801) 278-0700.

Sincerely,

/s/ David H. Roberts
David H. Roberts

[Enclosures:]

cc:	Via E-mail

Daniel Shaeffer, Chief Executive Officer

Gregg Christensen, Executive Vice President, Secretary and General Counsel

Cottonwood Multifamily Opportunity Fund, Inc.